Exhibit 99.2

Press Release dated May 15, 2025

Contact: Trinity Biotech plc Susan O’Connor (353)-1-2769800	LifeSci Partners, LLC Eric Ribner (1)-646-751-4363 investorrelations@trinitybiotech.com

RedChip Companies Inc. Dave Gentry, CEO (1)-407-644-4256 TRIB@redchip.com

Trinity Biotech Publishes Fourth Quarter and Fiscal Year 2024
Financial Results & Provides a Business Update

DUBLIN, Ireland (May 15, 2025)…. Trinity Biotech plc (Nasdaq: TRIB) a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors, today announced results for the quarter ended December 31, 2024 and the fiscal year then ended.

Key Highlights and Developments

•
Management continues to make significant progress on the execution of the profitability focused initiatives announced in 2024 as part of its Comprehensive Transformation Plan, many of which are now completed or at the final stages of execution and expected to deliver near term profitability improvements:

o	Consolidation & Offshore Manufacturing:

◾
We obtained World Health Organisation (“WHO”) approval in December 2024 to permit the later-stage manufacturing process of TrinScreen HIV and Uni-Gold HIV at our outsourced provider. This offshore manufacturing structure is now active, with an initial focus on Uni-Gold HIV.

◾
As previously announced, we planned to transfer some of the more technical aspects of production of both of our rapid HIV tests to our offshore partner. This transfer has been successfully completed We have applied for WHO approval for this extended offshore production process for TrinScreen HIV and expect approval in Quarter 3 2025. We expect to apply for WHO approval for Uni-Gold HIV for the extended process shortly, with approval expected in late Quarter 3 2025. Once in place we expect these initiatives to be gross margin accretive.

◾
We continued to make significant progress in consolidating our main haemoglobin manufacturing activities that have historically been carried out at our Kansas City plant into two of our other sites.  We have successfully transferred two of the major manufacturing processes to other Group sites and have significantly reduced headcount at our Kansas facility. The Kansas facility’s main manufacturing activities are now in wind-down which we expect to be fully completed by the end of 2025. However, in light of the uncertainty regarding international tariffs, these plans remain subject to change.

◾
As previously announced, we intended to consolidate the main manufacturing activities of our autoimmune test manufacturing site in Buffalo, New York into our Jamestown, New York site.  We have successfully completed that site consolidation with a resulting significant reduction in headcount.

o	Centralisation & Offshore Corporate Services:

◾	We have added additional functions to our new centralised corporate services site, with the resultant reduction in headcount in other locations.

•
Due to the significant aforementioned changes, Quarter 1 2025 was a transitional quarter as we focussed on delivering structural changes to drive long term profitability for the business. As a result, we deferred manufacturing of certain products while we changed manufacturing locations, with a resultant impact on Quarter 1 2025 revenue. In addition, given the uncertainty regarding demand for our rapid HIV tests as a result of the U.S. Executive Order on Reevaluating and Realigning United States Foreign Aid, we further pulled back HIV test production in Quarter 1 2025. Primarily as a result of these changes, we expect our Quarter 1 revenue for 2025 to be within the range of US$7.0 million to US$8.0 million, which is substantially below the Quarter 1 2024 revenue. As our new more efficient manufacturing structure ramps up, and much of the uncertainty regarding the demand for our rapid HIV tests has dissipated with us seeing strong demand for future orders, we expect our revenues to increase back up to a comparable level to 2024 over the course of late Quarter 2 to Quarter 3 2025, but with much improved profitability compared to the prior year.

Diabetes CGM Developments

o	We continue to progress the development of our next generation continuous glucose monitoring (“CGM”) solution for diabetes management.

o
We have recently completed a further round of pre-pivotal testing on our updated CGM sensor. We are currently analysing the results from that trial and expect to announce the results from that trial in due course.

Fourth Quarter Results

Total revenues for Q4, 2024 were $15.9m which compares to $13.4m in Q4, 2023, an increase of 18.1% and which were broken down as follows:

	2024 Quarter 4	2023 Quarter 4	Increase/ (Decrease)
	US$’000	US$’000%
Clinical laboratory	10,313	11,279	(8.6%)
Point-of-Care	5,544	2,149	158.0%
Total	15,857	13,428	18.1%

Our Point-of-Care (‘PoC’) portfolio generated revenue of $5.5m for Q4 2024, compared to $2.1m in Q4 2023, an increase of 158.0%. Sales of our HIV screening test, TrinScreen HIV were $3.2m in the quarter ($0.4m in Q4 2023).

Our clinical laboratory revenue was $10.3m in Q4 2024, a decrease of $1.0m or 8.6% compared to $11.3m in Q4 2023. This decrease was driven by a fall in revenues in Infectious Diseases by 34.3% ($0.6m) and a drop in Immco lab revenues of 9.4% ($0.3m). This decrease was offset by an increase in our haemoglobins business, which was 4.0% higher year-over-year, albeit revenues were down $0.1m compared to Q3 2024 in line with expectations as we commercially reposition our instrument offering in line with our new improved diabetes column system which is now being rolled out.

Gross profit for the quarter was $4.9m and gross margin for Q4 2024 was 30.8%, a decrease year-over-year from the gross margin of 34.0% in Q4 2023.

Net loss for the quarter was $17.0m, which increased from $5.5m in Q4 2023. This was driven by restructuring, impairment and once- off costs in the quarter totalling $4.7m compared to $0.3m in Q4 2023. There was also an increase in selling, general and administrative expenses from $7.0m in Q4 2023 to $8.4m, and an increase in net financing expense from $1.7m to $4.3m. The basic and diluted loss per ADS for Q4 2024 was $1.28 compared to $0.72 in Q4 2023.

Liquidity

The Group’s cash balance increased to $5.2m at the end of Q4 2024 from $3.7m at the end of Q4 2023.
Cash generated by operating activities for Q4 2024 was $3.6m (Q4 2023: $0.3m). During Q4 2024 the Company had investing cash outflows of $2.7m (Q4 2023: $0.9m), the largest element of this pertained to the capitalization of the development costs of our CGM device.

At the Market Program

On July 12, 2024, the Company entered into an At the Market Offering Agreement with Craig-Hallum Capital Group LLC, as sales agent. As of December 31, 2024, the Company had sold 4,081,403 ADSs under the ATM Program, for aggregate gross proceeds of $8.3 million and aggregate net proceeds of approximately $7.6 million, after deducting commissions and fees.

Fiscal Year 2024 Results

Total revenues for continuing operations for fiscal year 2024 were $61.6m compared to $56.8m in 2023, an increase of 8.3% year on year and were broken down as follows:

	Full Year 2024	Full Year 2023	Increase/ (Decrease)
	US$’000	US$’000%
Clinical laboratory	44,122	47,741	(7.6%)
Point-of-Care	17,433	9,091	91.8%
Total	61,555	56,832	8.3%

Clinical laboratory revenues decreased by $3.6m from $47.7m for the year ended December 31, 2023 to $44.1m for year ended December 31, 2024, which represents a decrease of 7.6%. This decrease in clinical laboratory revenues was driven by: i) lower autoimmune lab services revenue of $0.7m,  primarily due to the full year impact following the loss of our transplant testing service contract with a local healthcare provider which ended in Q1, 2023; and ii) lower revenues for our Infectious Diseases related products of $0.7m year on year, and iii) declines in our haemoglobin business of $1.1m, with revenues 5.2% lower year on year.

Point-of-Care revenues for the year 2024 grew strongly (+91.8%) compared to 2023. Sales of our HIV screening test, TrinScreen HIV were $10.0m for the year ($0.4m in 2023) as we continued to see strong demand following our initial shipments in late 2023. This was partially offset by a decrease of 14.3% in other Point-of-Care revenues, primarily driven by decreased sales in our UniGold HIV range.

Gross profit for 2024 amounted to $21.4m, representing a gross margin of 34.8% compared to 34.2% in 2023.

Total loss for 2024 amounted to $31.8m, an increase in the total loss compared to the 2023 loss of $24.0m. This is primarily driven by the gain of $12.7m on the divesture of Fitzgerald Industries included in the profit from discontinued operations in 2023. Impairment charges decreased from $11.1m for 2023 to $1.4m for 2024, however there were restructuring and other once off costs in 2024 totalling $6.1m ($nil in 2023).

Research and development expenses increased from $4.4m in 2023 to US$4.5m for 2024 mainly due to lower capitalisation of payroll costs into product development intangible assets

Selling, general and administrative expenses decreased for 2024 by $2.3m to $28.8m compared to 2023 as a result of a $1.9m decrease in salaries and related personnel costs, reflecting the impact of organisational realignment measures undertaken as part of the restructuring program, alongside lower non-cash share-based payments expense of $0.8m.

Net financing expense at $9.6m represented a decrease from 2023 at $9.9m.

Further Amended Credit Agreement with Perceptive to Enhance Liquidity and Drive Comprehensive Transformation Plan

On May 14, 2025, the Company entered into an amended credit agreement with its primary lender, Perceptive Advisors. This amendment provides additional liquidity, further enhancing the Company’s near-term financial position as it advances its Comprehensive Transformation Plan and continues development of its innovative CGM technology.

Under the terms of the agreement, further additional liquidity in the amount of approximately $4.5 million has been provided to the Company through a combination of cash and payment-in-kind interest, strengthening liquidity during this pivotal period of transformation. In addition, the amended credit agreement extends the maturity date of the loan by six months to July 27, 2026.

This summary of the amended credit agreement is qualified in its entirety by reference to the full agreement filed as an exhibit to the Company’s Form 6-K filed with the SEC on May 15, 2025.

Forward-Looking Statements
This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and of our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, the impact of tariffs on the Company’s revenues and raw materials purchases, the impact of the spread of COVID-19 and its variants, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2024 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

(US$000’s except share data)	Three Months Ended December 31, 2024 (unaudited)	Three Months Ended December 31, 2023 (unaudited)	Twelve Months Ended December 31, 2024 (unaudited)	Twelve Months Ended December 31, 2023

Revenues	15,857	13,428	61,555	56,832

Cost of sales	(10,980)	(8,861)	(40,114)	(37,382)

Gross profit	4,877	4,567	21,441	19,450
Gross margin %	30.8%	34.0%	34.8%	34.2%

Other operating income	(1,829)	-	(1,787)	141

Research & development expenses	(1,453)	(1,117)	(4,543)	(4,379)
Selling, general and administrative expenses	(8,371)	(6,939)	(28,815)	(31,152)
Selling, general and administrative expenses – Restructuring costs	(1,903)	-	(4,181)	-
Once off items	(1,872)		(1,872)
Impairment charges	(962)	(290)	(1,408)	(11,105)

Operating Loss	(11,513)	(3,779)	(21,165)	(27,045)

Financial income	(903)	611	-	1,171
Financial expenses	(3,381)	(2,337)	(9,565)	(11,053)
Net financing expense	(4,284)	(1,726)	(9,565)	(9,882)

Loss before tax	(15,797)	(5,505)	(30,730)	(36,927)

Income tax credit	(585)	3	(486)	59
Loss for the period on continuing operations	(16,382)	(5,502)	(31,216)	(36,868)

Profit/(Loss) for the period on discontinued operations	(573)	-	(573)	12,850
Loss for the period (all attributable to owners of the parent)	(16,955)	(5,502)	(31,788)	(24,018)

Loss per ADS (US cents)	(127.9)	(71.8)	(177.0)	(313.8)

Diluted loss per ADS (US cents)	(127.9)	(71.8)	(177.0)	(313.8)

Weighted average no. of ADSs used in computing basic earnings per ADS*	13,259,461	7,665,514	17,959,674	7,654,970

Weighted average no. of ADSs used in computing diluted earnings per ADS*	13,259,461	7,665,514	17,959,674	7,654,970

*As of February 23, 2024, Trinity Biotech changed the ratio of its American Depositary Shares (“ADS”) from one (1) ADS representing four (4) ‘A’ ordinary shares to one (1) ADS representing twenty (20) ‘A’ ordinary shares. The above loss per ADS calculations reflects this change.

Trinity Biotech plc
Consolidated Balance Sheets

	December 31, 2024 US$ ‘000 (unaudited)	December 31, 2023 US$ ‘000
ASSETS
Non-current assets
Property, plant and equipment	4,621	1,892
Goodwill and intangible assets	51,343	16,270
Financial assets	2,455	-
Deferred tax assets	3,553	1,975
Derivative financial asset	166	178
Other assets	28	79
Total non-current assets	62,166	20,394

Current assets
Inventories	19,374	19,933
Trade and other receivables	16,065	13,901
Income tax receivable	518	1,516
Cash, cash equivalents and deposits	5,167	3,691
Total current assets	41,124	39,041

TOTAL ASSETS	103,290	59,435

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	4,190	1,972
Share premium	63,397	46,619
Treasury shares	(24,922)	(24,922)
Accumulated deficit	(79,117)	(48,644)
Translation reserve	(5,461)	(5,706)
Equity component of convertible note	6,709	6,709
Other reserves	23	23
Total deficit	(35,181)	(23,949)

Current liabilities
Income tax payable	364	279
Trade and other payables	26,782	12,802
Exchangeable senior note payable	210	210
Provisions	2,454	50
Lease liabilities	2,285	1,694
Total current liabilities	32,095	15,035

Non-current liabilities
Senior secured term loan	72,391	40,109
Derivative financial liability	1,658	526
Convertible note	15,401	14,542
Lease liabilities	10,477	10,872
Contingent consideration	1,813	-
Provisions	75	-
Deferred tax liabilities	4,561	2,300
Total non-current liabilities	106,376	68,349

TOTAL LIABILITIES	138,471	83,384

TOTAL EQUITY AND LIABILITIES	103,290	59,435

Trinity Biotech plc
Consolidated Statements of Cash Flows

	Three Months Ended December 31, 2024 US$ ‘000 (unaudited)	Three Months Ended December 31, 2023 US$ ‘000 (unaudited)	Twelve Months Ended December 31, 2024 US$ ‘000 (unaudited)	Twelve Months Ended December 31, 2023 US$ ‘000
Cash flows from operating activities
Loss for the period	(16,955)	(5,502)	(31,789)	(24,018)
Adjustments to reconcile loss to cash generated by/(used in) operating activities:
Depreciation	317	2	675	831
Amortisation	109	460	1,190	946
Income tax credit	585	(3)	486	(59)
Financial income	-	(611)	-	(1,171)
Financial expense	4,284	2,337	9,565	11,053
Share-based payments	140	(1,009)	1,316	2,069
Foreign exchange gains on operating cash flows	708	385	1,010	238
Impairment charge	962	290	1,408	11,105
Gain on sale of business	-	-	-	(12,718)
Other non-cash items	7,010	2,602	6,863	2,548

Operating cash inflows/(outflows) before changes in working capital	(2,840)	(1,049)	(9,276)	(9,176)
Net movement on working capital	6,423	1,359	4,075	(2,693)

Cash generated by/(used in) operations	3,583	310	(5,201)	(11,869)
Income taxes (paid)/received	(233)	(65)	1,010	312

Net cash generated by/(used in) operating activities	3,350	245	(4,191)	(11,557)

Cash flows from investing activities
Payments to acquire intangible assets	(2,579)	(641)	(9,659)	(1,901)
Acquisition of property, plant and equipment	(157)	(250)	(405)	(803)
Payments to acquire financial asset	-	-	-	(700)
Proceeds from sale of business (net of transaction costs)	-	-	(12,904)	28,160

Net cash generated by/(used in) investing activities	(2,736)	(891)	22,968	24,756

Cash flows from financing activities
Issue of ordinary share capital including share premium (net of issuance costs)	545	-	7,391	-
Net proceeds from new senior secured term loan	2,000	-	30,176	5,000
Expenses paid in connection with debt financing	-	-	-	(147)
Repayment of senior secured term loan	-	-	-	(10,050)
Penalty for early settlement of term loan	-	-	-	(905)
Interest paid on senior secured term loan	-	(1,129)	(5,946)	(7,314)
Interest paid on convertible note	(75)	(75)	(300)	(300)
Interest paid on exchangeable notes	-	(4)	(8)	(8)
Payment of lease liabilities	(665)	(558)	(2,503)	(2,318)

Net cash used in financing activities	1,805	(1,766)	28,810	(16,042)

Decrease in cash and cash equivalents	2,419	(2,412)	1,651	(2,843)
Effects of exchange rate movements on cash held	(92)	(158)	(175)	(44)
Cash and cash equivalents at beginning of period	2,840	6,261	3,691	6,578

Cash and cash equivalents at end of period	5,167	3,691	5,167	3,691